Exhibit 99.2

[Letterhead of SilkRoad Equity LLC, 111 N. Chestnut Street, Suite 200, Winston-Salem, NC 27101]

January 9, 2007

Board of Directors of

Cryo-Cell International, Inc.
700 Brooker Creek Boulevard

Suite 1800

Oldsmar, Florida 34677

Ladies and Gentlemen:

We are dismayed by the recent actions of the Board of Directors in amending the bylaws of Cryo-Cell International, Inc. (“Cryo-Cell” or the “Company”) without stockholder approval.  The new amendments have effectively restricted stockholders’ involvement in the Company’s corporate governance process.  These amendments are not in the best interests of stockholders or the Company.  To the contrary, they are nothing more than a way for existing management to entrench itself and to perpetuate its role with the Company and the economic benefits that go along with that.  Specifically, the amendments (1) make it more cumbersome for stockholders to bring business before the Company’s annual meeting and to bring nominations of directors, (2) restrict stockholders’ ability to call special meetings, (3) make it harder for stockholders to act by written consent and (4) impair stockholders’ ability to amend the Company’s bylaws.

As a large stockholder group that owns over 6% of the Company, we question the sincerity and ability of the current directors to provide leadership and support stockholders’ interests.  Indeed, the current Board appears determined to insulate existing management from any meaningful accountability to stockholders.  In its recent bylaw amendments, the Board has effectively endorsed mismanagement of Company resources and anti-stockholder behavior.  The Board should recognize that it has a fiduciary responsibility to the stockholders of the Company, who are the true owners of the Company, and not to management.  By enacting these bylaw amendments, stockholder value in the Company continues diminish.

Therefore, we are considering proposing a slate of directors to replace current members of the Cryo-Cell Board at the next annual meeting of stockholders.  In that regard, we request that the current Cryo-Cell Board repeal the recent amendments to the Company’s bylaws and encourage stockholder involvement.

We believe that the Board must demonstrate its commitment to maximizing value for all stockholders, and that it cannot continue its present course of discouraging stockholder oversight and of entrenching management and the Board.  We urge the current Board of Directors to restore the rights of stockholders by retracting these bylaw amendments.  If the Board refuses to reverse the bylaw amendments, our only course of action will be to pursue all remedies at law or equity that we have available as a stockholder.  Prior to taking such legal action, we are prepared to meet with the Board or its authorized representatives to discuss our views.  Please contact either of the undersigned at (336) 201-5100 to arrange for this meeting.  If we don’t hear from you by January 23, 2007, we will assume that you do not wish to meet and we will proceed accordingly.

Very truly yours,

Andrew J. Filipowski

Matthew G. Roszak